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                               June 22, 2021

       Josh Lehrer
       Chief Executive Officer
       Graphite Bio, Inc.
       279 East Grand Avenue, Suite 430
       South San Francisco, CA 94080

                                                        Re: Graphite Bio, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-256838

       Dear Dr. Lehrer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed June 21, 2021

       Intellectual Property, page 143

   1. We refer to your disclosure on page 144 regarding the various patent and patent applications
in-licensed from IDT. Please restore your disclosure with respect to the applicable
jurisdictions of the in-licensed patent and patent applications and also clarify the type
of patent protection for the patent and patent applications referenced.
   2. We refer to your disclosure on page 147 relating to your license agreement with IDT.
                                                        Please provide the
current expiration date for the last-to-expire patent licensed under the
                                                        IDT License Agreement,
as well as the aggregate amounts paid to date under this
                                                        agreement, as
applicable.
 Josh Lehrer
FirstName  LastNameJosh Lehrer
Graphite Bio, Inc.
Comapany
June       NameGraphite Bio, Inc.
     22, 2021
June 22,
Page 2 2021 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Maggie Wong, Esq.